As filed with the Securities and Exchange Commission on November 21, 2007

333-139472

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT TO

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

FIAT S.p.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

THE REPUBLIC OF ITALY
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Marco Casalino
Fiat Finance North America. Inc.
7 Times Square Tower
New York, NY 10036
(212) 207-0910
(Address, including zip code, and telephone number, including area code, of agent for service)
With copies to:
Deutsche Bank Trust Company Americas
Attention: ADR Department 60 Wall Street, New York, New York 10005 (212) 250-9100

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
Ordinary American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Ordinary Share of Fiat S.p.A.	N/A	N/A	N/A	N/A

Preference American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Preference Share of Fiat S.p.A.	N/A	N/A	N/A	N/A

Savings American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Savings Share of Fiat S.p.A.	N/A	N/A	N/A	N/A

____________________
*	Each unit represents one American Depositary Share of the relevant class.

**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares of the relevant class.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any of counterparts, each of which shall be deemed an original, and all of such counterparts together constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Ordinary Share Prospectus consists of the form of American Depositary Receipt, included as Exhibit A to the Amendment No. 1 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(4) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

The Preference Share Prospectus consists of the form of American Depositary Receipt, included as Exhibit B to the Amendment No. 1 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(4) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

The Savings Share Prospectus consists of the form of American Depositary Receipt, included as Exhibit C to the Amendment No. 1 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(4) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption		Location in Form of American Depositary Receipts (“Receipts”) Filed Herewith as Prospectuses

1. Name of depositary and address of its principal		Face of Receipts, Paragraph (9)
executive office

2. Title of Receipts and identity of deposited securities		Face of Receipts, Top center

Terms of Deposit:

(i)	The amount of deposited securities	Face of Receipts, Upper right corner
represented by one American Depositary
Share

(ii)	The procedure for voting, if any, the	Paragraph (12)
deposited securities

(iii)	The collection and distribution of dividends	Paragraph (10)

(iv)	The transmission of notices, reports and	Paragraph (8)
proxy soliciting material

(v)	The sale or exercise of rights	Paragraphs (2), (3) and (4)

(vi)	The deposit or sale of securities resulting	Paragraph (13)
from dividends, splits or plans of
reorganization

(vii)	Amendment, extension or termination of the deposit arrangements	Paragraph (16)

(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and list of holders of Receipts	Paragraph (8)

(ix)	Restrictions upon the right to deposit or	Paragraph (4)
withdraw the underlying securities

(x)	Limitation upon the liability of the depositary	Paragraph (14)

3. Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Fiat S.p.A. publishes on its web site (www.fiatgroup.com) or otherwise makes available through an electronic information delivery system, on an ongoing basis certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 (“Exchange Act”).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
 Amended and Restated Deposit Agreement, dated as of December 19, 2006, and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Owners and holders from time to time of Ordinary American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Previously filed as Exhibit (a)(1) to Registration Statement No. 333-139472 and incorporated herein by reference (the “Ordinary Share Deposit Agreement”).

(a)(2)
 Amended and Restated Deposit Agreement, dated as of December 19, 2006, and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Owners and holders from time to time of Preference American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Previously filed as Exhibit (a)(2) ) to Registration Statement No. 333-139472 and incorporated herein by reference (the “Preference Share Deposit Agreement”).

(a)(3)
 Amended and Restated Deposit Agreement, dated as of December 19, 2006, and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Owners and holders from time to time of Savings American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Previously filed herewith as Exhibit (a)(3) ) to Registration Statement No. 333-139472 and incorporated herein by reference (the “Savings Share Deposit Agreement”).

(a)(4)
Amendment No. 1 to Ordinary Share Deposit Agreement, Preference Share Deposit Agreement and Savings Share Deposit Agreement, dated as of November , 2007 and among the Company, the Depositary, and all Owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the forms of American Depositary Receipts, attached as Exhibits A, B and C thereto). Filed herewith as Exhibit (a)(4)

(b)
              Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -Not Applicable.

(c)	Every material contract relating to the deposited securities the Depositary and the Company in effect at any time within the last three years. Not Applicable.

(d)
Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed as Exhibit (d) to Registration Statement No. 333-139472 and incorporated herein by reference..

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Company Americas, on behalf of the legal entity created by the Amended and Restated Deposit Agreements incorporated by reference as Exhibits (a)(1), (a)(2) and (a)(3) respectively, as amended by Amendment No. 1 thereto filed as Exhibit (a)(4) to this Post-Effective Amendment to Registration Statement on Form F-6, by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary, and all Owners and holders time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that is has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on November 21, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

By:	/s/ Edwin Reyes
Name: Edwin Reyes
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, FIAT S.p.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on November 21, 2007.

FIAT S.p.A.

By:	/s/Sergio Marchionne
Name:	Sergio Marchionne
Title:	Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 21, 2007.

Name	Title

/s/Luca Cordero di Montezemolo	Chairman of the Board of Directors
Luca Cordero di Montezemolo

/s/Sergio Marchionne	Director and Chief Executive Officer
Sergio Marchionne	Principal Executive Officer

/s/Andrea Agnelli	Director
Andrea Agnelli

Director
Roland Berger
Director
Tiberto Brandolini d’Adda
Director
René Carron
/s/John Philip Elkann	Director and Vice Chairman
John Philip Elkann

/s/Luca Garavoglia	Director
Luca Garavoglia

/s/Gian Maria Gross-Pietro	Director
Gian Maria Gross-Pietro

/s/Virgilio Marrone	Director
Virgilio Marrone

/s/Vittorio Mincato	Director
Vittorio Mincato

/s/Pasquale Pistorio	Director
Pasquale Pistorio

/s/Carlo Sant' Albano	Director
Carlo Sant’Albano

/s/Ratan Tata	Director
Ratan Tata

/s/Mario Zibetti	Director
Mario Zibetti

/s/Alessandro Baldi	Group Controller
Alessandro Baldi	Principal Financial Officer and Principal Accounting Officer

/s/Maurizio Francescatti	Group Treasurer
Maurizio Francescatti	Principal Financial Officer and Principal Accounting Officer

/s/Marco Casalino
Marco Casalino	Authorized Representative in the United States

INDEX TO EXHIBITS

(a)(4)	Amendment to the Ordinary Share Deposit Agreement, the Preference Share Deposit Agreement and the Savings Share Deposit Agreement.

(e)	Rule 466 Certification